UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Madison Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

55826L 109

 (CUSIP Number)

September 16, 2021

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55826L 109
1	NAME OF REPORTING PERSON Arena Special Opportunities Partners I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 152,178,017 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 152,178,017 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,178,017 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9848%
12	TYPE OF REPORTING PERSON OO

(1) As more fully described in Item 4, includes shares of Common Stock that are issuable upon conversion of preferred stock, convertible notes and/or exercise of warrants. The preferred stock, convertible notes and warrants are each subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blockers as more fully described herein.

CUSIP No. 55826L 109
1	NAME OF REPORTING PERSON Arena Special Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 152,178,017 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 152,178,017 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,178,017 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9848%
12	TYPE OF REPORTING PERSON OO

(1) As more fully described in Item 4, includes shares of Common Stock that are issuable upon conversion of preferred stock, convertible notes and/or exercise of warrants. The preferred stock, convertible notes and warrants are each subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blockers as more fully described herein.

CUSIP No. 55826L 109
1	NAME OF REPORTING PERSON Arena Special Opportunities Partners (Onshore) GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 152,178,017 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 152,178,017 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,178,017 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9848%
12	TYPE OF REPORTING PERSON OO

(1) As more fully described in Item 4, includes shares of Common Stock that are issuable upon conversion of preferred stock, convertible notes and/or exercise of warrants. The preferred stock, convertible notes and warrants are each subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blockers as more fully described herein.

CUSIP No. 55826L 109
1	NAME OF REPORTING PERSON Arena Special Opportunities Fund (Onshore) GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 152,178,017 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 152,178,017 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,178,017 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9848%
12	TYPE OF REPORTING PERSON OO

(1) As more fully described in Item 4, includes shares of Common Stock that are issuable upon conversion of preferred stock, convertible notes and/or exercise of warrants. The preferred stock, convertible notes and warrants are each subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blockers as more fully described herein.

CUSIP No. 55826L 109
1	NAME OF REPORTING PERSON Arena Investors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 152,178,017 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 152,178,017 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,178,017 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9848%
12	TYPE OF REPORTING PERSON OO

(1) As more fully described in Item 4, includes shares of Common Stock that are issuable upon conversion of preferred stock, convertible notes and/or exercise of warrants. The preferred stock, convertible notes and warrants are each subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blockers as more fully described herein.

CUSIP No. 55826L 109
1	NAME OF REPORTING PERSON Arena Investors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 152,178,017 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 152,178,017 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,178,017 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9848%
12	TYPE OF REPORTING PERSON OO

(1) As more fully described in Item 4, includes shares of Common Stock that are issuable upon conversion of preferred stock, convertible notes and/or exercise of warrants. The preferred stock, convertible notes and warrants are each subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blockers as more fully described herein.

Item 1(a). Name of Issuer:

The name of the issuer is Madison Technologies, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

The issuer’s principal executive officers are located at 450 Park Avenue, New York, NY 10020.

Item 2(a). Names of Persons Filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Person,” with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Issuer:

Arena Funds

(i) Arena Special Opportunities Partners I, LP (the “Partners Fund”).

(ii) Arena Special Opportunities Fund, LP (the “Opportunities Fund” and collectively with the Partners Fund, the “Arena Funds”).

Investment Manager

(iii) Arena Investors, LP (the “Investment Manager”), who serves as investment manager for the Arena Funds.

Reporting Entities

(iv) Arena Special Opportunities Partners (Onshore) GP, LLC, who serves as the general partner for the Partners Fund (the (“Partners Fund General Partner”);

(v) Arena Investors GP, LLC, who serves as the general partner for the Investment Manager (the (“Manager General Partner”); and

(vi) Arena Special Opportunities Fund (Onshore) GP, LLC, who serves as the general partner for the Opportunities Fund (the “General Partner” and together with the Partners Fund General Partner and the Manager General Partner, the “Reporting Entities”).

Item 2(b). Address of Principal Business Office:

The principal business address of each of the Reporting Persons is 405 Lexington Avenue, 59th Floor, New York, New York 10174.

Item 2(c). Citizenship:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e). CUSIP Number:

55826L109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. : ☒

Item 4. Ownership:

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

On February 17, 2021, the Issuer consummated a private placement (the “Private Placement”) with the Arena Funds pursuant to which the Arena Funds purchased an aggregate principal amount of $16,500,000 original issue discount senior secured convertible notes for an aggregate purchase price of $15,000,000 (the “Notes”). Following the approval of an amendment to the Issuer’s Articles of Incorporation to increase the number of shares of Common Stock authorized thereunder from 500,000,000 to 6,000,000,000 by a majority of the votes entitled to be cast thereon, whether presented at a special or annual meeting of shareholders of the Issuer and the subsequent filing of such amendment with the Secretary of State of the State of Nevada (such approval, the “Shareholder Approval”), the Notes would be convertible at the option of the holders at any time into shares of Common Stock at an initial conversion price equal to $0.02, subject to adjustment. In connection with the Private Placement, the Arena Funds also received (a) 1000 shares of Series F Preferred Stock of the Issuer (the “Series F Preferred Stock”), which, upon receipt of the Shareholder Approval, would be converted into 192,073,017 shares of Common Stock, or 4.70% of the fully-diluted Common Stock of the Issuer, and (b) warrants to purchase, following receipt of the Shareholder Approval, up to 192,073,017 shares of Common Stock at an exercise price of $0.025 per share, subject to adjustment (“Warrants”). Pursuant to the terms of the Notes and Warrants, the Arena Funds cannot convert the Notes and/or exercise the Warrants to the extent the Arena Funds, together with its affiliates and other attribution parties, would beneficially own, after any such conversion and/or exercise, more than 9.99% of the outstanding shares of Common Stock (the “Initial Blockers”).

Shareholder Approval was received on September 16, 2021, and 192,073,017 shares of Common Stock were deemed to have been automatically issued to the Arena Funds on such date. On October 14, 2021, the Arena Funds determined that the issuance had inadvertently resulted in the Arena Funds owning more than 9.99% of the outstanding Common Stock of the Issuer, the Arena Funds entered into negotiations with the Issuer to exchange 39,895,000 shares of their Common Stock into 39,895 shares of a new class of non-voting Series H Preferred Stock of the Issuer (the “Series H Preferred Stock”), which exchange was consummated on November 9, 2021. Each share of Series H Preferred Stock is convertible into 1000 shares of Common Stock at the option of the holders, but pursuant to the terms of the Certificate of Designation for the Series H Preferred Stock, the Arena Funds cannot convert the Series H Preferred Stock to the extent the Arena Funds, together with its affiliates and other attribution parties, would beneficially own, after any such conversion and/or exercise, more than 9.99% of the outstanding shares of Common Stock (the “Additional Blocker, and together with the Initial Blockers, the “Blockers”).

As of close of business on November 15, 2021, each of the Reporting Persons may have been deemed to have beneficial ownership of 152,178,017 shares of Common Stock. All such shares of Common Stock in the aggregate represent beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 1,563,990,027 shares of Common Stock issued and outstanding as of October 12, 2021, as set forth in the Prospectus of the Issuer dated October 12, 2021. The foregoing excludes (a) 39,895,000 shares of Common Stock issuable upon conversion of the Series H Preferred Stock held by the Arena Funds because of the Blockers, (b) 825,000,000 shares of Common Stock issuable upon conversion the Notes held by the Arena Funds because of the Blockers and (b) 192,073,017 shares of Common Stock issuable upon exercise of the Warrants held by the Arena Funds because of the Blockers.

The Investment Manager is the investment manager of the Arena Funds. The Manager General Partner is the general partner of the Investment Manager. The General Partner is the general partner of the Opportunities Fund. The Partners Fund General Partner is the general partner of the Partners Fund. As a result of the foregoing, the Investment Manager and the Reporting Entities may be deemed to be beneficial owners of securities of the Issuer directly held by the Arena Funds and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Pursuant to Rule 13d-4 of the Act, each of the Investment Manager and the Reporting Entities disclaim beneficial ownership of the shares of Common Stock of the Issuer held directly by Arena Funds.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2021

ARENA SPECIAL OPPORTUNITIES PARTNERS I, LP

By: Arena Special Opportunities Partners (Onshore) GP, LLC, its General Partner

By:	/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES FUND LP

By: Arena Special Opportunities Fund (Onshore) GP, LLC, its General Partner

By:	/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA INVESTORS LP

By: Arena Investors GP, LLC, its General Partner

By:	/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

Arena Special Opportunities Partners (Onshore) GP, LLC

By:	/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

Arena Special Opportunities FUND (Onshore) GP, LLC

By:	/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

Arena INVESTORS GP, LLC

By:	/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory